Aventura Holdings, Inc.

5555 Anglers Avenue, Suite 9

Ft Lauderdale, Florida 33312

305.937.2000

December 9, 2008

United States Securities and Exchange Commission

Washington, DC 20549

RE: Registration Statement on Form S-1

File Number 333-155097

Ms. Murphy and Mr. Harrington:

We are responding to your letter of December 8, 2008, relating to the Form S-1/A for Aventura Holdings, Inc.

Comment 1: We note in your response to comment one in our letter dated November 25, 2008. However, filing your recent annual and quarterly reports as exhibits to the registration statement is not adequate. Since you are not eligible to incorporate by reference, you must include all required information in the prospectus (i.e. Part I of the Form S-1). Please revise accordingly.

Response: We determined that because the Company is offering penny stock as defined in Rule 3a51-1 under the Exchange Act, it is not proper to incorporate exhibits to the registration statement by reference. Accordingly, we inserted our 2007 and 2006 audited annual financial statement and September 30, 2008, June 30, 2008 and March 31, 2008 unaudited quarterly financial statements into Part I of the Form S-1. We point your attention to our amendment to Item 11(e).

Comment 2: Please revise the sentence making up the fourth paragraph on the prospectus cover page to clarify that the offering by the company will be conducted on a best-efforts basis utilizing the efforts of Craig A. Waltzer, your chief executive officer.

Response: We determined it proper to amend the fourth paragraph on the prospectus cover page to clarify that the offering by the company will be conducted on a best-efforts basis utilizing the efforts of Craig A. Waltzer, your chief executive officer.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your courtesy and cooperation regarding the foregoing.

Sincerely,

/s/ Craig A. Waltzer
President, Director and Chief Executive Officer